

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer
Textainer Group Holdings Limited
Century House
16 Par-la-Ville Road
Hamilton HM 08 Bermuda

> **Re: Textainer Group Holdings Limited**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 1-33725**

Dear Mr. Terry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that refers to amending your Form 20-F, these revisions may be included in your future filings.

Item 3. Key Information, page 3

A. Selected Financial Data, page 3

2. Since your definition of EBITDA excludes additional items, such as the gain on sale of containers to noncontrolling interest, please revise the title to indicate that fact. For example, please consider revising to refer to the measure as Adjusted EBITDA.

Item 5. Operating and Financial Review and Prospects, page 51

3. You disclose on page 40 that you are expanding into the refrigerated container market. Please tell us how you considered enhancing your MD&A to more fully explain your efforts towards expansion, the business reasons for the expansion, as well as how your financial results have been and are expected to be affected by the expansion.

Segment Information, page 59

4. You disclose on page 59 that income before tax and noncontrolling interest attributable to the Container Management segment increased by nearly $21 million primarily due to a $21 million increase in management fees. It is unclear what caused the significant increase in management fees for the Container Management segment. Furthermore, since consolidated management fees for 2011 are comparable to the amount of consolidated management fees for 2010, it appears that one of your other segments must have experienced a significant decline in management fees during 2011. However, your MD&A does not appear to describe a significant decline in management fees for any segment during 2011. Please revise your disclosures accordingly.

5. Please enhance your segment MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in the financial statement line items of each of your segments. Your enhanced explanations should include quantification of the factors impacting your results where possible. For example, you indicate that the increase in income before income tax and noncontrolling interest attributable to the Container Ownership segment was due to increased fleet size and higher utilization but you do not quantify the extent to which either of these factors has changed during the periods presented. Your revised disclosures for each segment should quantitatively discuss the impact of inter-segment transactions, since these amounts are material and appear to be included in the measures used by management and discussed in the segment MD&A. For each period presented, please also revise your segment MD&A to separately discuss, with quantification, the business reasons for changes in the amounts presented in the "other" and "eliminations" columns of your segment footnote on page F-34.

Operating Activities, page 70

6. In order to help investors better understand your liquidity needs and the reasons for changes in your financial condition, please revise to provide a more robust discussion of changes in operating cash flows between the periods presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for any material fluctuations. Refer to Item 303(a) of Regulation S-K.

Item 15. Controls and Procedures, page 98

A. Disclosure Controls and Procedures, page 98

7. Your filing describes an evaluation of disclosure controls and procedures as of December 31, 2010. Please confirm to us in your supplemental response that you performed an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2011 and amend your Form 20-F to disclose the correct date. In doing so, please ensure that you file updated certifications that refer to the Form 20-F/A.

Audited Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-9

(b) Principles of Consolidation and Variable Interest Entity, page F-10

8. Please revise to disclose how TL and WFC have agreed to allocate profits and losses associated with the VIE.

Note 2 – Gain on Sale of Containers to Noncontrolling Interest, page F-20

9. Please revise your financial statement footnotes to include the disclosures required by ASC 810-10-50-1A(d) and ASC 810-10-55-4M.

Note 11 – Revolving Credit Facilities, Bonds Payable, and Secured Debt Facility, and Derivative Instruments, page F-30

10. Please revise to more fully explain what is meant by an Early Amortization Event, including the impact such an event would have upon the liquidity and financial condition of Textainer Group Holdings Limited, its subsidiaries and your joint venture with Wells Fargo (TW). Please tell us how you considered whether the existence of an Early Amortization Event affected your compliance with debt covenants in your other borrowings as of December 31, 2011. Please also revise to explain how and when you intend to regain compliance with the debt covenants associated with the TW Credit Facility and how you would be affected if you

were unable to regain compliance. Similarly revise the liquidity section of your MD&A as well.

11. It appears that currently you can't borrow any additional funds under the TW Credit Facility. Please revise your disclosures here and in the liquidity section of your MD&A to describe the terms of each covenant violated, including a presentation of the required and actual ratios/amounts for each period presented. Please also disclose how the actual covenant ratios/amounts are computed for each period presented by reconciling them to GAAP amounts. Any known changes in the required covenant ratios/amounts at future covenant compliance dates should also be disclosed. Please also disclose the duration of the original waiver, the dates that subsequent extensions, if any, were obtained and the duration of those subsequent extensions. If consideration was paid to obtain any waiver, please disclose the amount for each period presented. Please also disclose whether you expect to be in compliance without needing waivers at each future covenant compliance date in the next twelve months.

Note 12 – Segment Information, page F-34

12. Please revise to disclose also external customer sales for each segment as required by ASC 280-10-50-22.a and ASC 280-10-55-48. Your current revenue disclosure for each segment includes inter-segment management fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief